Exhibit 99.1

NOTICE OF 2022 ANNUAL GENERAL MEETING AND SHELL’S ENERGY TRANSITION PROGRESS REPORT - CORRECTION

This is a restatement of the announcement published at 09:00 on April 20, 2022.

The “Investments and Returns” section and “2021 delivery and outlook” table is being re-presented due to a transposition error. The earlier announcement published at 9am on April 20, 2022 stated that investment returns in Integrated Gas were 10-15% and Chemicals and Products were 14-18%. However, this should have stated Integrated Gas: 14-18% and Chemicals and Products: 10-15%.

Further, a new footnote has been added to the “Investments and Returns” section, and to the “2021 delivery and outlook” table (same section and table as referenced in the paragraph above) to clarify that the IRR target for Renewables and Energy Solutions covers Integrated Power only.

All other details remain unchanged. The full updated announcement is set out below.

The above changes have been reflected in the Energy Transition Progress Report (the ETP Report) which is available on the Shell website and have been marked with a footnote in the ETP Report itself. An updated version of the ETP Report has also been filed with the NSM.

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•	Shell plc’s 2022 Annual General Meeting (“AGM”) scheduled to be a hybrid meeting, facilitating both physical and virtual attendance
•	Board requests shareholder support for Company’s annual progress on its energy transition strategy
•	Shareholders encouraged to vote in advance of the AGM, but voting enabled during the meeting

Today, Shell plc (“Shell”) posted its Notice of 2022 Annual General Meeting (the “Notice”), which can be viewed and downloaded from www.shell.com/agm. The Notice states that the AGM is scheduled to be held at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom at 10:00 (UK time) on Tuesday May 24, 2022.

Shell’s Board requests support for the Company’s annual progress on its energy transition strategy

Shell’s Energy Transition Progress Report has also been published today. The document is published simultaneously with the Notice and shall be deemed to be incorporated in, and form part of, the Notice.

At last year’s AGM, 88.74% of Shell’s shareholders that voted, supported Shell’s Energy Transition Strategy. Shell is implementing that strategy and this year the Board is asking shareholders to support the Company’s progress by submitting Shell’s Energy Transition Progress Report to a shareholder advisory vote.

Although the Shell Energy Transition Progress Report is included in this announcement, we recommend you view the online PDF of the document, which is available at www.shell.com/agm.

Arrangements for the 2022 AGM

At the time of this announcement, it is anticipated that the AGM will be a hybrid meeting. This provides three ways in which shareholders can follow the proceedings:

i) attending and participating in person; ii) attending and participating in the webcast by registering through an electronic platform (“virtually attending”); or iii) simply watching the webcast (www.shell.com/AGM/webcast).

Shareholders not physically present at the meeting that want to vote or ask questions at the meeting, should access the virtual meeting by registering through the electronic platform.

More information can be found in the Notice and via the website referred to above.

Shareholders are encouraged to register in the “Keep up to date” section of the Shell website at www.shell.com/investors to receive the latest AGM news.

Shareholder questions

A question-and-answer session will be held during the AGM and will allow in-person and virtual participation. Instructions about how to ask a question will be provided to shareholders once the meeting has been accessed on May 24, 2022. Further information can also be found on pages 20 and 23 of the Notice, available on our website at www.shell.com/agm.

Voting

It is as important as ever that shareholders cast their votes in respect of the business of the AGM. We strongly encourage our shareholders to submit their proxy voting instructions ahead of the meeting. Any advance voting must be done by completing a proxy form or submitting proxy instructions electronically. We strongly encourage you vote as early as possible.

If appointing a proxy, shareholders are strongly encouraged to appoint the “Chair of the meeting” to ensure their appointed proxy is present and can vote on their behalf.

National Storage Mechanism

In accordance with the Listing Rules, a copy of each of the documents below have been submitted to the National Storage Mechanism and are/will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

•	Annual Report and the Form 20-F for the year ended December 31, 2021
•	Notice of the 2022 Annual General Meeting
•	Shell Energy Transition Progress Report
•	Notice of Availability of Shareholder Documents
•	Proxy Form relating to the 2022 Annual General Meeting

The Annual Report and the Form 20-F for the year ended December 31, 2021 can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport.

Printed copies of the Notice and associated documents will be despatched to those shareholders who have elected to receive paper communications.

CAUTIONARY NOTE

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this report "Shell", "Shell Group" and "Group" are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. "Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as "joint ventures" and "joint operations", respectively. "Joint ventures" and "joint operations" are collectively referred to as "joint arrangements". Entities over which Shell has significant influence but neither control nor joint control are referred to as "associates". The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.

Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "aim", "ambition", "anticipate", "believe", "could", "estimate", "expect", "goals", "intend", "may", "milestones", "objectives", "outlook", "plan", "probably", "project", "risks", "schedule", "seek", "should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. The contents of websites referred to in this report do not form part of this report. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, April 20, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

SHELL'S NET CARBON FOOTPRINT

Also, in this report we may refer to Shell’s "Net Carbon Footprint" or "Net Carbon Intensity", which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s "Net Carbon Footprint" or "Net Carbon Intensity" are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

SHELL'S NET-ZERO EMISSIONS TARGET

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

FORWARD LOOKING NON-GAAP MEASURES

This report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

ADDITIONAL INFORMATION

As used in this Report, "Accountable" is intended to mean: required or expected to justify actions or decisions. The Accountable person does not necessarily implement the action or decision (implementation is usually carried out by the person who is Responsible) but must organise the implementation and verify that the action has been carried out as required. This includes obtaining requisite assurance from Shell companies that the framework is operating effectively. "Responsible" is intended to mean: required or expected to implement actions or decisions. Each Shell company and Shell-operated venture is responsible for its operational performance and compliance with the Shell General Business Principles, Code of Conduct, Statement on Risk Management and Risk Manual, and Standards and Manuals. This includes responsibility for the operationalisation and implementation of Shell Group strategies and policies. CO2 compensation does not imply that there is no environmental impact from the production and use of the product as associated emissions remain in the atmosphere. CO2 compensation is not a substitute for switching to lower emission energy solutions or reducing the use of fossil fuels. Shell businesses focus first on emissions that can be avoided or reduced and only then, compensate the remaining emissions. "Carbon neutral" or "CO2 compensated" indicates that Shell will engage in a transaction where an amount of CO2 equivalent to the value of the remaining CO2e emissions associated with the raw material extraction, transport, production, distribution and usage /end-of-life (if Lubricants or other non-energy product) of the product are compensated through the purchase and retirement of carbon credits generated from CO2 compensation projects. Although these carbon credits have been generated in accordance with international carbon standards, the compensation may not be exact. CO2e (CO2 equivalent) refers to CO2, CH4, N2O.

Linda M. Coulter
Company Secretary

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